[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

September 20, 2016

VIA EDGAR

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Sunrun Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 11, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed August 11, 2016
File No. 1-37511

Ladies and Gentlemen:

As a follow up to my discussion with Ms. Salik on September 19, 2016, regarding the timing of the response of Sunrun Inc. (the “Company”) to the Staff’s letter dated September 8, 2016, in regard to the above-referenced filings (the “Comment Letter”), I write to confirm our understanding that the Company will provide its response to the Comment Letter in writing on or before September 29, 2016. The extension is needed to provide additional time for the Company to gather and review information given internal staffing limitations, as well as the need to receive input from the Company’s external advisors in connection with the Company’s response to the Comment Letter.

If you have any questions, please call me at (650) 565-3969 or javina@wsgr.com. Thank you for your cooperation.

Very truly yours,

/s/ Jon C. Avina

Jon C. Avina
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Mina Kim, General Counsel, Sunrun Inc.

Lynn Jurich, Chief Executive Officer, Sunrun Inc.

Bob Komin, Chief Financial Officer, Sunrun Inc.

Calise Cheng, Wilson Sonsini Goodrich & Rosati, P.C.